Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2025

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this report on Form 6-K.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the U.S. Securities and Exchange Commission on October 31, 2025 (the “2025 Form 20-F”) under “Item 3.D. Risk Factors” or in other parts of the 2025 Form 20-F.

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

We reorganize our operations into three (3) business lines.

●

IoT Smart Building and Engineering. We provide smart building solutions which include design, procurement, installation, testing, commissioning and sale of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

We expanded this business line by selling goods and offering engineering solutions to enhance automation, energy efficiency and structural innovation. It encompasses network assessment and design, staged rollouts, and service-level commitments for performance monitoring and optimization, with commercial models for hardware supply, installation, and support.

●

IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries.

We expanded this business line by selling goods and deploying connected hardware and embedded software to improve productivity, traceability, and automation.

●

IoT AI Server Solution. We distribute IoT AI Server Solutions that provide a centralized, intelligent platform designed to process, analyse, and manage large-scale IoT data with embedded AI capabilities. These solutions enable organisations to automate operations, enhance decision-making, and achieve real-time visibility across their business ecosystem.

We provide complete IoT and AI server environments that seamlessly connect devices, collect and process large volumes of data, and deliver intelligent insights through advanced analytics. Our solutions support both cloud and on-premise setups, ensuring smooth integration with existing enterprise systems while enabling continuous monitoring, automation, and performance optimization across connected operations.

Expansion of AI Capabilities and Market Presence

Since 2024, the Company has expanded its AI capabilities and market presence through strategic partnerships, major order acquisition and regional expansion:

●	Strategic AI server solutions partnership. In November 2024, the Company signed a Memorandum of Understanding with ASUSTek Computer Inc. and ServerSphere to collaborate on AI server solutions, under which the Company handles assembly, testing, localization, and global sales.

●	AI Data Centre Experimental Laboratory. In February 2025, the Company signed a Memorandum of Understanding to establish an AI Data Centre Experimental Lab in collaboration with Institute of Visual Informatics of Universiti Kebangsaan Malaysia and Gajah Kapitalan Sdn Bhd (“GKSB”). The lab, equipped with ARB 222 and ARB 333 AI servers, will support AI research, development, and training, aligning with Malaysia’s AI growth initiatives.

●	AI Data Centre Servers Orders. The Company secured a major AI server supply deal worth approximately $45 million with GKSB. Under the agreement, ARB IOT will supply 500 ARB-222 AI servers to support high-performance computing needs in Malaysia. Subsequently, the Company secured another contract worth approximately $53 million, to supply advanced AI data centre server solutions, involving ARB-222 AI servers, to Whizzl Group.

●	Expansion into East Malaysia. The Company appointed Whizzl Sdn Bhd as its exclusive wholesaler and system integrator for Sabah and Sarawak, Malaysia. This expansion aims to strengthen AI adoption in East Malaysia through the distribution of ARB AI workstations and servers, enhancing cloud and edge computing solutions.

●	Strengthening Presence in Smart Farming. In March 2025, the Company secured an order to deploy its AI smart IoT palm farming system across 3,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $20 million. Subsequently, the Company secured an additional order to deploy its AI smart IoT palm farming system across 2,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $13 million. Through real-time monitoring, data analytics, and automation, the system aims to enhance efficiency, boost yield and support sustainable palm oil production.

●	AI-powered fertilizer system with integrated smart AI robots. In March 2025, the Company unveiled its AI-powered fertilizer system with integrated smart AI robots. Featuring unmanned operations, modular design, all-terrain capabilities, and precise positioning, the robots can autonomously manage tasks like spraying, mowing, fertilizing, and delivering across various crops. This system enables precise fertilizer application, reducing waste and environmental impact, and addresses challenges in Malaysia’s aging oil palm plantations, especially in difficult terrains like Sabah and Sarawak.

●	AI-powered plantation mapping system with integrated smart AI drones. In April 2025, the Company announced the introduction of an AI-powered plantation mapping system with integrated smart AI drones. Utilizing advanced imaging, AI, and real-time data analytics, the system offers precision mapping, crop health monitoring, pest detection, and automated spraying.

Principal Factors Affecting Our Financial Performance

Our business, results of operations and financial condition are affected by general factors driving Malaysia’s economy, the IoT industry, and the markets where our customers operate such as property development, agriculture and logistics sectors. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, development of technologies such as 5G and cloud computing, domestic and international supply chain stability, overall enterprise spending, and other general economic conditions in Malaysia that affect consumption and business activities in general.

Our business results are more directly affected by the following factors:

Our ability to secure IoT projects. The operations of our IoT Smart Building and Engineering, IoT Smart Agriculture and System Development and IoT AI Server Solution business lines are on a project-by-project basis. We engage in providing system development, supply, installation, commissioning, testing and sale of smart systems that include IoT concept and functionality onto existing systems across various industries. We believe there are significant untapped opportunities to win new large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers’ financial condition and their ability to make payments may impact our operations. As our customers generally purchase our products on credit, our results of operations and financial condition could be adversely affected if they encounter financial difficulties. To mitigate the credit risk, we require our customer to enter contracts based on cash-on-delivery basis. As at December 31, 2025, there is no outstanding payment from the customers. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Our ability to deliver contracts on schedule. All of our contracts have agreed contracts and delivery terms. Our ability to meet agreed contracts and delivery terms depends on our ability to manage product sourcing and supply chain. We source hardware and software products for our contracts from Malaysian suppliers. Proximity to origin enables us to develop stronger relationships with local suppliers and contractors, which gives us access to a stable supply of products and services. In addition, we lay out specific and measurable metrics in advance and remain focused and disciplined through the life of the contracts which enable us to promptly identify any underlying issues and resolve them proactively.

In addition, other significant factors affecting our performance and results of our operations include:

●	The global macroeconomy

●	Wage rates and operating costs in Malaysia

●	Changes in foreign exchange rates, particularly fluctuations in exchange rate between the U.S. dollar and the Ringgit Malaysia

●	Our ability to retain existing clients, as well as to increase our revenue from existing clients by expanding services provided to them

●	Our ability to provide favorable pricing

●	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining high quality standards

●	Our ability to maintain and strengthen a strong brand and corporate reputation

●	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends

●	Our ability to identify, integrate and effectively manage future acquisitions

Our Reportable Segments

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our management. We report our results of operations in two reportable segments dedicated to (i) the provision of hardware and software of Internet of Things solutions and (ii) investment holding. The management makes decisions about allocating resources and assessing performance based on the Company as a whole. We provide breakdowns by business lines for certain components of our operating results as appropriate.

Key Components of Results of Operations

Revenue

Our revenue mainly consists of sales of IoT AI Server Solution.

Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer.

We provided hardware products warranty of 30 days upon delivery to the customers on the sale of goods. There is no significant financing component in the revenue arising from sale of goods as the sales are made on the cash-on-delivery basis.

We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries. The majority of the sale of goods contracts relate to the sale of IoT AI Server Solution.

Cost of Revenue

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation and amortisation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liabilities.

The plant and equipment were depreciated at 10% to 20% based on the Company’s depreciation policy.

Other Income

Other income mainly consists of bank interest income.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended December 31, 2025 and 2024.

	For the six months ended December 31,				Change
	2025 (in thousands)		2024 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	(Unaudited)		(Unaudited)
	RM	USD	RM	USD	RM	USD
Revenue	150,400	$36,999	82,650	$18,449	67,750	$18,550	82.0
Cost of revenue	(148,529)	(36,539)	(79,900)	(17,835)	(68,629)	(18,704)	85.9
Gross profit	1,871	460	2,750	614	(879)	(154)	(32.0)
Total expenses	(16,601)	(4,084)	(31,826)	(7,103)	15,225	3,020	(47.8)
Other income	455	112	619	138	(164)	(26)	(26.5)
(Loss)/profit before tax	(14,275)	(3,512)	(28,457)	(6,351)	14,182	2,840	(49.8)
Tax expenses	(403)	(99)	921	206	(1,324)	(305)	(143.8)
Loss for the financial period	(14,678)	(3,611)	(27,536)	(6,145)	12,858	2,535	(46.7)
Other comprehensive (loss)/income for the financial period, net of tax
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	(1,100)	(270)	(1,133)	(253)	33	(17)	(2.9)
Total comprehensive (loss)/income for the period	(15,778)	$(3,881)	(28,669)	$(6,398)	12,891	$2,518	(45.0)

Revenue

For the six months ended December 31, 2025, our revenue increased by RM67.8 million ($18.6 million) or 82.0% to RM150.4 million ($36.9 million), when compared with RM82.7 million ($18.4 million) for the six months ended December 31, 2024. The increase was primarily due to the sales of hardware AI servers.

The following table sets forth the breakdown of our revenue by business line.

	For the six months ended December 31,
	2025 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
IoT AI Server Solution	150,400	$36,999	-	-
IoT Smart Building and Engineering	-	-	69,000	$15,402
IoT Smart Agriculture and System Development	-	-	13,650	3,047
Total	150,400	$36,999	82,650	$18,449

For the six months ended December 31, 2025, revenue from IoT AI Server Solution amounted to RM150.4 million ($36.9 million), which was primarily derived from the sales of hardware AI server. There was no revenue from IoT Smart Building and Engineering, or IoT Smart Agriculture and System Development, for the six months ended December 31, 2025, due to the fact that the projects under these two business lines were completed prior to July 1, 2025.

For the six months ended December 31, 2024, revenue from IoT Smart Building and Engineering amounted to RM69.0 million ($15.4 million), mainly due to a new contract secured in relation to IoT engineering solutions. Our services under the contract mainly included selling IoT-enabled devices, sensors, controllers, and gateways. Revenue from IoT Smart Agriculture and System Development was RM13.7 million ($3.0 million) for the six months ended December 31, 2024.

Cost of Revenue

For the six months ended December 31, 2025, the cost of revenue increased by RM68.6 million ($18.7 million) or 85.9% to RM148.5 million ($36.5 million), when compared with RM79.9 million ($17.8 million) for the six months ended December 31, 2024, which was in line with the increase in revenue.

	For the six months ended December 31,
	2025 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
IoT AI Server Solution	148,529	36,539	-	-
IoT Smart Building and Engineering	-	-	66,900	14,933
IoT Smart Agriculture and System Development	-	-	13,000	2,902
Total	148,529	$36,539	79,900	$17,835

Other income

For the six months ended December 31, 2025, the other income decreased by RM0.2 million ($0.03 million) or 28.1% to RM0.5 million ($0.1 million), when compared with RM0.6 million ($0.1 million) for the six months ended December 31, 2024, mainly due to the decrease of interest income received and no gain on foreign exchange translation during the six months ended December 31, 2025.

	For the six months ended December 31,
	2025 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
Interest	455	112	606	135
Others	-	-	13	3
Total	455	$112	619	$138

Total expenses

For the six months ended December 31, 2025, the total expenses decreased by RM15.2 million ($3.0 million) or 47.8% to RM16.6 million ($4.1 million), when compared with RM31.8 million ($7.1 million) for the six months ended December 31, 2024, mainly due to the decrease in amortisation of intangible assets, general administrative expenses and depreciation of property, plant and equipment during the six months ended December 31, 2025.

	For the six months ended December 31,
	2025 (in thousands)			2024 (in thousands)
	RM	USD		RM	USD
Depreciation	10,652	$2,620		14,216	$3,173
Amortisation	3,937	969		9,538	2,129
Personnel	1,199	295		1,266	283
General administrative	807	199		1,582	353
Other operating expenses	1	-	*	5,221	1,165
Finance cost	5	1		3	1
Total	16,601	$4,084		31,826	$7,104

*	The amount does not exceed USD 1,000.

Tax expenses

For the six months ended December 31, 2025, the income tax recovery decreased by RM1.3 million ($0.3 million) or 143% to RM0.4 million ($0.9 million) as compared to income tax recovery of RM0.9 million ($0.2 million) for the six months ended December 31, 2024. The decrease in the deferred tax liabilities is mainly due to over-provision of deferred tax expense in the prior year, as well as utilisation of capital allowance and unabsorbed business losses carried forward from the prior years.

Loss for the financial period

For the six months ended December 31, 2025, the loss decreased by RM12.9 million ($2.5 million) or 46.7% to a loss of RM14.7 million ($3.6 million), when compared with a loss of RM27.5 million ($6.1 million) for the six months ended December 31, 2024. The decrease in loss was mainly due to the decrease in amortisation of intangible assets, general administrative expenses and depreciation of property, plant and equipment.

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had cash and bank balances of RM32.3 million ($7.9 million) and RM23.1 million ($5.1 million), respectively.

The following table sets forth a summary of our cash flows for the presented periods:

	For the six months ended
	December 31, 2025 (in thousands)		December 31, 2024 (in thousands)
	RM	USD	RM	USD
Net cash generated from/(used in) operating activities	363	$89	(9,150)	$(2,042)
Net cash (used in)/generated from investing activities	(15,447)	(3,800)	2,565	572
Net cash used in financing activities	(66)	(16)	(66)	(15)
Net decrease in cash and cash equivalents	(15,150)	(3,727)	(6,651)	(1,485)
Effect of exchange rate changes	(657)	$(162)	(1,133)	$(253)

Operating Activities

Net cash generated from operating activities was RM0.3 million ($0.09 million) for the six months ended December 31, 2025, compared to net cash used in operating activities of RM9.2 million ($2.0 million) for the six months ended December 31, 2024. The change was primarily due to increase in purchase of inventories, trade payables and interest income, which were offset by trade receivables and deposit and prepayment.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2025 amounted to RM15.4 million ($3.8 million) compared to net cash generated from investing activities of RM2.6 million ($0.6 million) for the six months ended December 31, 2024. The change was primarily driven by the placement of deposits in the current period as compared to the preceding six months ended December 31, 2024.

Financing Activities

Net cash used in financing activities for the six months ended December 31, 2025 amounted to RM0.07 million ($0.02 million) compared to net cash used in financing activities for the six months ended December 31, 2024 of RM0.07 million ($0.02 million). The net cash used in financing activities during the six months ended December 31, 2025 and 2024 was mainly due to payment of lease liabilities.